Exhibit 99.2



ITW Conference Call

Second Quarter
2011

ITW
Agenda

1. Introduction……………….....….. John Brooklier/David Speer

2. Financial Overview……….…... Ron Kropp

3. Reporting Segments………....…. John Brooklier

4. 2011 Forecasts…..………….…… Ron Kropp

5. Q & A……………....…….…..…... John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, diluted net income per share, restructuring expenses and related benefits, tax rates, end market conditions, and the Company's related 2011 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations are detailed in ITW's Form 10-K for 2010.

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Webcast / PowerPoint replay available at www.itw.com

ITW
Quarterly Highlights

$ in Millions

	2010 Q2	2011 Q2	F(U) Last Year Amount	%
Operating Revenues	3,928.1	4,614.9	686.8	17.5%
Operating Income	626.0	711.1	85.1	13.6%
% of Revenues	15.9%	15.4%	-0.5%	
Income from Continuing Operations				
Income Amount	399.8	483.5	83.7	20.9%
Income Per Share-Diluted	0.79	0.96	0.17	21.5%
Net Income				
Income Amount	411.5	498.4	86.9	21.1%
Income Per Share-Diluted	0.81	0.99	0.18	22.2%
Free Operating Cash Flow	269.3	225.0	(44.3)	-16.5%

All 2010 and 2011 data reflects the elimination of the one month reporting lag for international operations outside of North America. Additionally, the income statement reflects the reclassification of certain businesses to discontinued operations.

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	6.3%	16.6%	1.5%
Changes in VM & OH costs	-	-8.1%	-1.2%
Total	6.3%	8.5%	0.3%
Acquisitions/Divestitures	4.8%	0.8%	-0.6%
Translation	6.3%	6.2%	-
Impairment	-	-	-
Restructuring	-	-1.9%	-0.3%
Other	0.1%	-	0.1%
Total	17.5%	13.6%	-0.5%

ITW
Non Operating & Taxes

$ in Millions

	2010 Q2	2011 Q2	F(U) Last Year Amount	%
Operating Income	626.0	711.1	85.1	13.6%
Interest Expense	(43.2)	(45.4)	(2.2)	
Other Income / (Expense)	2.2	15.3	13.1	
Income from Continuing Operations - Pretax	585.0	681.0	96.0	16.4%
Income Taxes	185.2	197.5	(12.3)	
Tax Rate	31.7%	29.0%	2.7 pts	
Income from Continuing Operations	399.8	483.5	83.7	20.9%
Income from Discontinued Operations	11.7	14.9	3.2	
Net Income	411.5	498.4	86.9	21.1%

ITW
Invested Capital

$ in Millions

	6/30/10	3/31/11	6/30/11
Trade Receivables	2,624.3	2,981.2	3,146.0
Days Sales Outstanding	58.4 **	61.1 **	61.4
Inventories	1,476.2	1,824.1	1,919.7
Months on Hand	1.7 ***	1.9 ***	1.9
Prepaids and Other Current Assets	256.6	394.9	507.4
Accounts Payable & Accrued Expenses	(2,052.7)	(2,258.1)	(2,295.8)
Operating Working Capital	2,304.4	2,942.1	3,277.3
% to Revenue(Prior 4 Qtrs.)	16%	18%	20%
Net Plant & Equipment	1,944.2	2,122.3	2,132.0
Investments	445.3	431.0	435.6
Goodwill and Intangibles	6,394.9	7,235.5	7,206.9
Net Assets Held for Sale	-	-	321.6
Other, net	(558.5)	(88.0)	(108.9)
Invested Capital	10,530.3	12,642.9	13,264.5
ROIC	16.3%	16.2%*	15.6%

* Net Income excludes discrete tax adjustment of $165.9 million of benefit for Q1 2011.

** Excludes trade receivables related to discontinued operations.

*** Excludes inventories related to discontinued operations.

ITW
Debt & Equity

$ in Millions

	6/30/10	3/31/11	6/30/11
Short Term Debt	317.5	750.8	1,450.3
Long Term Debt	2,704.2	2,597.3	2,622.8
Total Debt	3,021.7	3,348.1	4,073.1
Stockholders' Equity	8,849.9	10,379.3	10,422.0
Total Capital	11,871.6	13,727.4	14,495.1
Less:			
Cash	(1,341.3)	(1,084.5)	(1,230.7)
Net Debt & Equity	10,530.3	12,642.9	13,264.4
Debt to Total Capital	26%	24%	28%
Shares outstanding at end of period	503.5	500.0	491.4

ITW
Cash Flow

$ in Millions

	2010 Q2	2011 Q2
Net Income	411.5	498.4
Adjust for Non-Cash Items	129.8	175.8
Changes in Trade Receivables	(211.1)	(205.0)
Changes in Inventories	(63.8)	(111.8)
Changes in all other Operating Assets & Liabilities	67.0	(44.8)
Net Cash From Operating Activities	333.4	312.6
Additions to Plant & Equipment	(64.1)	(87.6)
Free Operating Cash Flow	269.3	225.0
Acquisitions	(189.8)	(204.9)
Dividends	(155.8)	(170.0)
Proceeds from Debt	(41.2)	694.7
Share Repurchase	-	(550.0)
Proceeds from Investments	3.2	2.8
Other	(45.9)	148.6
Net Cash Increase(Decrease)	(160.2)	146.2

ITW
Acquisitions

$ in Millions

	2010					2011	
	Q1	Q2	Q3	Q4	Total	Q1	Q2
Annual Revenues Acquired	26	253	120	131	530	329	156
Purchase Price							
Cash Paid	27	199	145	160	531	556	190
Number of Acquisitions	4	7	5	8	24	6	7

Transportation
Quarterly Analysis
Q2 2011

Key Points (Q2'11 vs Q2'10)

- **Segment organic revenues: +7.4%**

- **Auto OEM/Tiers: Worldwide base revenue growth of 7.5%; impacted modestly by Japan disaster**

  - **North American base revenues: +6.6% vs. 1% growth in North America auto builds**

  - **International base revenues: +8.2% vs. 4% growth in European auto builds**

  - **2011 full year auto build forecast:**
    - **North America: 12.9 - 13.1 million units**
    - **Europe: 19.8 - 20.0 million units**

- **Auto aftermarket worldwide base revenues: modest 1.3% growth due to rise in gas prices and lower miles driven**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q2	805.6	119.7	14.9%
2010 Q2	656.8	104.0	15.8%
$ Inc(Dec)	148.8	15.7	-0.9%
% Inc(Dec)	22.7%	15.1%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	7.4%	17.3%	1.5%
Changes in VM & OH costs	-	-7.6%	-1.1%
Total	7.4%	9.7%	0.4%
Acquisitions	9.6%	-1.4%	-1.5%
Translation	5.7%	7.0%	0.2%
Impairment	-	-	-
Restructuring	-	-0.2%	-
Other	-	-	-
Total	22.7%	15.1%	-0.9%

Industrial Packaging
Quarterly Analysis
Q2 2011

Key Points (Q2'11 vs. Q2'10)

- **Segment organic revenues: +9.6% reflected solid industrial production activity worldwide**
  - **Total North American industrial packaging base revenues: +11.2%**

  - **Total international industrial packaging base revenues: +7.6%**

- **Worldwide strapping and related equipment base revenues: +8.8%**
  - **North America: +12.9%**
  - **International: +6.2%**

- **Protective packaging base revenues: +11.3%**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q2	697.7	75.8	10.9%
2010 Q2	577.2	62.0	10.7%
$ Inc(Dec)	120.5	13.8	0.2%
% Inc(Dec)	20.9%	22.3%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	9.6%	34.8%	2.5%
Changes in VM & OH costs	-	-22.9%	-2.3%
Total	9.6%	11.9%	0.2%
Acquisitions	3.7%	3.2%	-
Translation	7.6%	9.4%	0.2%
Impairment	-	-	-
Restructuring	-	-2.1%	-0.2%
Other	-	-0.1%	-
Total	20.9%	22.3%	0.2%

Power Systems and Electronics
Quarterly Analysis
Q2 2011

Key Points (Q2'11 vs. Q2'10)

- **Segment organic revenues: +11.9% due to strong contributions from welding and PC board fabrication businesses**

- **Worldwide welding base revenues: +18.2%**
  - North America welding base revenues: +19.9% due to heavy equipment OEMs and manufacturers
  - International welding base revenues: +14.1% as Europe and Asia Pacific both contributed to organic growth

- **Electronics: +4.1% largely due to contribution from PC board fabrication businesses**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q2	723.4	149.3	20.6%
2010 Q2	608.7	122.2	20.1%
$ Inc(Dec)	114.7	27.1	0.5%
% Inc(Dec)	18.8%	22.2%	

	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	11.9%	24.2%	2.2%
Changes in VM & OH costs	-	-3.8%	-0.7%
Total	11.9%	20.4%	1.5%
Acquisitions	2.5%	0.4%	-0.4%
Translation	4.4%	3.7%	-0.2%
Impairment	-	-	-
Restructuring	-	-2.3%	-0.4%
Other	-	-	-
Total	18.8%	22.2%	0.5%

Food Equipment
Quarterly Analysis
Q2 2011

Key Points (Q2'11 vs. Q2'10)

- **Segment organic revenues: +1.9% as equipment sales moderated internationally**

- **Total North America base revenues: +4.2%**
  - Equipment base revenues: +6.2%
  - Service base revenues: +3.0%

- **International base revenues: -0.4%**
  - Equipment base revenues: -2.8%
  - Service base revenues: +2.1%

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q2	491.4	66.8	13.6%
2010 Q2	446.8	61.8	13.8%
$ Inc(Dec)	44.6	5.0	-0.2%
% Inc(Dec)	10.0%	8.1%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	1.9%	5.9%	0.5%
Changes in VM & OH costs	-	10.9%	1.5%
Total	1.9%	16.8%	2.0%
Acquisitions	1.9%	-0.4%	-0.3%
Translation	6.2%	6.0%	-
Impairment	-	-	-
Restructuring	-	-14.3%	-1.9%
Other	-	-	-
Total	10.0%	8.1%	-0.2%

Construction Products
Quarterly Analysis
Q2 2011

Key Points (Q2'11 vs. Q2'10)

- **Segment organic revenues: -2.2% as European growth moderates and North America remains weak**
- **International construction base revenues: +2.1%**
  - **Europe base revenues: +6.1%**
  - **Asia Pacific base revenues: -2.8%**

- **North America construction base revenues: -10.7%**
  - **Residential base revenues: -8.1%**
  - **Commercial base revenues: -24.0% but -5.3% excluding one-time revenue gain in Q2'10**
  - **Renovation base revenues: -3.1%**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q2	519.9	64.3	12.4%
2010 Q2	465.6	67.5	14.5%
$ Inc(Dec)	54.3	-3.2	-2.1%
% Inc(Dec)	11.7%	-4.7%	

	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	-2.2%	-6.7%	-0.7%
Changes in VM & OH costs	-	-12.4%	-1.8%
Total	-2.2%	-19.1%	-2.5%
Acquisitions	3.5%	0.8%	-0.3%
Translation	10.4%	11.5%	0.4%
Impairment	-	-	-
Restructuring	-	2.1%	0.3%
Other	-	-	-
Total	11.7%	-4.7%	-2.1%

Polymers and Fluids
Quarterly Analysis
Q2 2011

Key Points (Q2'11 vs Q2'10)

- Segment organic revenues: +1.5% reflected moderated industrial demand for polymer products in North American and international end markets; fluid demand stronger

- Worldwide polymers: Flat

- Worldwide fluids: +5.6%

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q2	368.5	62.0	16.8%
2010 Q2	287.6	57.8	20.1%
$ Inc(Dec)	80.9	4.2	-3.3%
% Inc(Dec)	28.1%	7.1%	
% Inc(Dec) vs. Prior Year			
Base Business			
Operating Leverage	1.5%	3.4%	0.4%
Changes in VM & OH costs	-	-9.6%	-1.9%
Total	1.5%	-6.2%	-1.5%
Acquisitions	18.5%	8.4%	-1.4%
Translation	8.1%	6.5%	-
Impairment	-	-	-
Restructuring	-	-1.7%	-0.3%
Other	-	0.1%	-0.1%
Total	28.1%	7.1%	-3.3%

Decorative Surfaces
Quarterly Analysis
Q2 2011

Key Points (Q2'11 vs. Q2'10)

- **Segment organic revenues: +6.5%**

- **North America laminate base revenues: +4.9% due to ongoing product innovation and penetration in commercial construction**

- **International base revenues: +8.3% due to increased activity in Asia Pacific (China) and Europe**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q2	284.6	35.5	12.5%
2010 Q2	254.3	36.1	14.2%
$ Inc(Dec)	30.3	-0.6	-1.7%
% Inc(Dec)	11.9%	-1.6%	

	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	6.5%	18.8%	1.6%
Changes in VM & OH costs	-	-23.6%	-3.1%
Total	6.5%	-4.8%	-1.5%
Acquisitions	-	-	-
Translation	5.4%	3.0%	-0.2%
Impairment	-	-	-
Restructuring	-	0.3%	-
Other	-	-0.1%	-
Total	11.9%	-1.6%	-1.7%

All Other
Quarterly Analysis
Q2 2011

Key Points (Q2'11 vs. Q2'10)

- **Segment organic revenues: +8.1%**

- **Worldwide test and measurement base revenues: +17.0% as equipment orders improved in Asia Pacific (China) and Europe**

- **Worldwide consumer packaging base revenues: +5.7% due to strength in the decorating and consumer packaging businesses**

- **Worldwide industrial/appliance base revenues: -0.5% due to weakness in appliance sector**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q2	746.6	137.7	18.4%
2010 Q2	653.1	114.6	17.6%
$ Inc(Dec)	93.5	23.1	0.8%
% Inc(Dec)	14.3%	20.1%	

	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	8.1%	21.1%	2.1%
Changes in VM & OH costs	-	-4.8%	-0.8%
Total	8.1%	16.3%	1.3%
Acquisitions/Divestitures	1.9%	-1.0%	-0.5%
Translation	4.3%	4.2%	-0.1%
Impairment	-	-	-
Restructuring	-	0.6%	0.1%
Other	-	-	-
Total	14.3%	20.1%	0.8%

ITW
2011 Forecast

	Low	High	Mid Point
3rd Quarter 2011			
Total Revenues	15.0%	18.0%	16.5%
Diluted Income per Share from Continuing Operations	$0.95	$1.03	$0.99
% F(U) 3rd Quarter 2010	19%	29%	24%
Full Year 2011			
Total Revenues	16.0%	18.0%	17.0%
Diluted Income per Share from Continuing Operations	$4.05	$4.21	$4.13
% F(U) 2010	40%	46%	43%

ITW 2011 Forecast
Key Assumptions

- **Exchange rates hold at current levels**

- **Acquired revenues in the $800 million to $1 billion range for the year**

- **Restructuring costs of $40 to $50 million for the full year**

- **Tax rate range of 28.5% to 29.5% for Q3 and full year (excludes the impact of the Q1 Australian tax case)**



ITW Conference Call
Q & A

Second Quarter
2011